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Help Neutral Ground get to $100,000



Sequatchie Cove Farm Silver Queen Corn Carbonara

We're thrilled to be on this exciting journey and have a special request to make it even better. Our campaign's success depends on financial contributions and the power of spreading the word. If you believe in what we're building at Neutral Ground, we'd be honored if you shared our campaign with your network.

Your endorsement means the world to us and can make a significant impact. If you're considering taking your support a step further, we're offering additional investment opportunities. Your continued involvement can help us reach our goal faster and contribute to the success of Neutral Ground.

Whether through word-of-mouth, an additional investment, or both, your role in our journey is invaluable. We're genuinely grateful for your trust and excited to celebrate

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Thank you for being a part of Neutral Ground's success story!

Kenyatta Ashford
Owner, Executive Chef
Neutral Ground

Invest in Neutral Ground









Copyright (C) 2023 Neutral Ground Chattanooga. All rights reserved.

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Crafting the Vision: Our Progress So Far



Greetings from the Neutral Ground team! As we work diligently to bring our vision to life, we wanted to update you on our progress:

- Market Research: We're conducting in-depth market research better to understand local tastes, trends, and competition.
- Chef Collaborations: We're exploring collaborations to create a menu that wows our guests.

Your investment is the foundation of these early steps, and we're committed to creating a restaurant that exceeds expectations. We'll keep you posted as we move forward.

Please continue to spread the Word about our campaign! We want the entire community to be a part of this! So we need everyone to help us make it happen.

Best regards,
Kenyatta Ashford

Invest in Neutral Ground

  



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We're thrilled to share that we've achieved 70% of our Friends and Family Round goal.

Hey everyone,

I want to share a quick update. Our investment campaign has reached 70% of our goal for the Friends and Family Round! This is huge and we couldn't have done it without your efforts.

We're asking for your help in spreading the word about Neutral Ground. Our success depends on you but also on the power of community support. If you believe in what we're building here.

And if you're considering taking your support to the next level, we're offering the opportunity for additional investment. Your continued involvement can help us reach our goal faster and contribute to the success of Neutral Ground. There are 3 days left before our Friends and Family Round ends on Thursday 8/31.

I'm so grateful for your trust and excited to celebrate our progress together. Thank you for being a part of Neutral Ground's success story.

Learn More

  



Celebrating Progress: 50% of Our Friends and Family Round Goal Achieved!

Hello First Name,

I hope you're doing well. I wanted to give you a quick update on Neutral Ground's investment campaign. We've hit a huge milestone - 50% of our Friends and Family Round goal achieved! It's been an exciting journey so far and we couldn't have done it without your support. Here's the thing - we know that our success isn't just about the funds we raise. It's also about the community we build. That's why I wanted to personally ask for your help in spreading the word about our campaign. If you're passionate about what we're doing here at Neutral Ground, we'd be incredibly grateful if you could share our campaign with your network.

But here's the kicker - we're not just asking for your help. We're also offering you the chance to get more involved. If you're interested, we're giving you the opportunity to make an additional investment. Your continued support could help us reach our goal even faster and contribute to our success.

Whether you're able to invest more or simply share our campaign with others, we appreciate all that you do. Neutral Ground wouldn't be where it is today without

Celebrating Progress: 50% of Our Friends and Family Round Goal Achieved!

Hello First Name,

I hope you're doing well. I wanted to give you a quick update on Neutral Ground's investment campaign. We've hit a huge milestone - 50% of our Friends and Family Round goal achieved! It's been an exciting journey so far and we couldn't have done it without your support. Here's the thing - we know that our success isn't just about the funds we raise. It's also about the community we build. That's why I wanted to personally ask for your help in spreading the word about our campaign. If you're passionate about what we're doing here at Neutral Ground, we'd be incredibly grateful if you could share our campaign with your network.

But here's the kicker - we're not just asking for your help. We're also offering you the chance to get more involved. If you're interested, we're giving you the opportunity to make an additional investment. Your continued support could help us reach our goal even faster and contribute to our success.

Whether you're able to invest more or simply share our campaign with others, we appreciate all that you do. Neutral Ground wouldn't be where it is today without

Celebrating Progress: 50% of Our Friends and Family Round Goal Achieved!

Hello First Name,

I hope you're doing well. I wanted to give you a quick update on Neutral Ground's investment campaign. We've hit a huge milestone - 50% of our Friends and Family Round goal achieved! It's been an exciting journey so far and we couldn't have done it without your support. Here's the thing - we know that our success isn't just about the funds we raise. It's also about the community we build. That's why I wanted to personally ask for your help in spreading the word about our campaign. If you're passionate about what we're doing here at Neutral Ground, we'd be incredibly grateful if you could share our campaign with your network.

But here's the kicker - we're not just asking for your help. We're also offering you the chance to get more involved. If you're interested, we're giving you the opportunity to make an additional investment. Your continued support could help us reach our goal even faster and contribute to our success.

Whether you're able to invest more or simply share our campaign with others, we appreciate all that you do. Neutral Ground wouldn't be where it is today without



Learn More

Our mailing address is:

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You can update your preferences or unsubscribe



View this email in your browser



Celebrating Progress: 38% of Our Goal Achieved!

Hello,

We hope this email finds you well. We're thrilled to share an update on our investment campaign for Neutral Ground:

We've Reached 38% of Our Investment Goal!

As we continue on this exciting path, we have a special request. The success of our campaign not only depends on financial contributions but also on the power of spreading the word. If you believe in what we're building at Neutral Ground, we kindly invite you to share our campaign with your network. Your endorsement carries weight and can make a significant impact.

Additionally, if you're considering taking your support a step further, we're offering the opportunity for additional investment. Your continued involvement can help us reach our goal faster and contribute to the success of Neutral Ground.

Whether it's through word-of-mouth, an additional investment, or both, your role in our journey is invaluable. We're grateful for your trust and excited to celebrate the progress we've achieved together.

Thank you for being a part of Neutral Ground's success story.

You can learn more here

You can learn more here







View this email in your browser



INVEST IN **NEUTRAL GROUND**

Hello,

I hope this email finds you well. I wanted to take a moment to personally reach out and express my deepest gratitude for your unwavering support of Neutral Ground's journey.

Your belief in our mission to provide upscale Afro-Creole food in Chattanooga has been the driving force behind our success thus far, and for that, we are truly grateful.

Today is an exciting day for me as I can finally let you know that after a lot of hard work, Neutral Ground is going to reopen in a new location! We will be opening the restaurant early next year, and are mobilizing the community to help make it happen. We chose to do this through a crowd-investment campaign.

I'm inviting you to join me on this journey in 2 ways:

1. Invest. We are currently running a Friends and Family round, where our loyal supporters get the first opportunity to invest. We hope you will join us in this! (All investors will get quarterly dividends once the restaurant opens)
2. Spread the Word! We want the entire community to be a part of this! One of our main goals is to continuously invest in our community through equitable and fair pay, and investing in local youth entering the culinary scene. So we need everyone to help us make it happen.

Please check out the campaign page at the *"You can learn more here"* link below.

Once again, thank you for being a part of our journey. I am so excited to work toward fulfilling the enormous potential I see in Neutral Ground.

With gratitude,
Kenyatta

You can learn more here





  





Gmail

Marco Perez <marco@relifestrategies.com>

Fall Sequatchie Cove Farm Dinner-Thank you for your support

Kenyatta Ashford <kenyatta@neutralgroundchatt.com> Mon, Nov 27, 2023 at 3:48 PM

Hello,

I trust that everyone had a great Holiday with family and friends.

I am so grateful you decided to attend our dinner two weeks ago. As promised, I am writing to let you know how you can further support the growth of Neutral Ground. Also, I'll add you to our email list so you can receive regular updates about our progress for a permanent location for Neutral Ground.

1. You can invest and share our story with your network by guiding them HERE.
2. You can both us for any events you my having coming for the holiday season HERE.

Kenyatta Ashford
kenyatta@neutralgroundchatt.com



Gmail Marco Perez <marco@relifestrategies.com>

Crafting the Vision: Our Progress So Far

Kenyatta Ashford <ashford_kenyatta@hotmail.com> Wed, Oct 4, 2023 at 10:38 AM
To: Kenyatta Ashford <kenyatta@neutralgroundchatt.com>

Good morning,

Greetings
from the Neutral Ground team! As we work diligently to bring our vision to life, we want to update you on our progress by clicking here:

- Concept Location: We're searching our rapidly growing Chattanooga community for the future location of Neutral Ground.
- Because of your generosity, we wanted to provide you with a recipe from our recent farm dinner at Sequatchie Cove Farm.
- Our next Sequatchie Cove Farm dinner will be on November 18th. I'll send information about purchasing tickets soon, but In the meantime, bookmark their events page.

Your
investment is the foundation of these early steps, and we're committed to creating a restaurant that exceeds expectations. We'll keep you posted as we move forward.

Learn
More About Neutral Ground at wefunder.com/neutral.ground

Best
regards,
Kenyatta
Ashford
Owner,
Executive Chef



The GREY
YARD SERIES
featuring Chef Kenyatta Ashford
October 21, 2023
12:00 p.m. to 2:30 p.m.

Bayhaven Food & Wine
Kenyatta Ashford

 
NEUTRAL GROUND

Holiday Updates: Thank you for your support!

Published on Nov 11

Share ♡ •••

Greetings,

I am thrilled to share some exciting updates about Neutral Ground. Recently, we had the privilege of appearing on two excellent podcasts - blackgirlseating.com and The SuperPowers for Good Show. In addition, Chef Kenyatta Ashford will be featured in the January/February issue of Taste of the South magazine, showcasing his incredible talent and passion for cooking.

But that's not all - soon, Chef Kenyatta will share his skills with the world as he teaches host David Moscow how to make his signature dishes on From Scratch. These opportunities have been a true inspiration to all of us at Neutral Ground, and we can't wait to see what the future holds.

As we continue our search for a new home, we remain committed to bringing people together through food and culture. Thanks for joining us on this journey.

If you are looking for ways to continue to support us, here is how you can help:

November 18th Sequatchie Cove Fall Farm Dinner: Celebrate Friendsgiving with us.

New Orleans Thanksgiving Gumbo: Celebrate the Holiday like a Creole. (ordering is open until November 20th)

We want to express our deepest gratitude to you for playing a significant role in our campaign's success, which allowed us to reach a milestone of 100k. Your unwavering support has been invaluable, and we feel incredibly fortunate to have you on our team.



This Entrepreneur Represents an Impact Trifecta - s11 ep29

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